Mail Stop 3561

September 15, 2009

Eric H. Brunngraber
President and Chief Executive Officer
Cass Information Systems, Inc.
13001 Hollenberg Drive
Bridgeton, Missouri 63044

> **Re:** **Cass Information Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 12, 2009**
> **Form 10-Qs for the Quarterly Periods Ended March 31, 2009**
> **and June 30, 2009**
> **Filed May 7, 2009 and August 6, 2009**
> **File No. 333-44497**

Dear Brunngraber:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

General

1. Please revise your cover page to reference the appropriate file number and ensure your EDGAR filings are tagged accordingly. In this regard, we note that your cover page references file number 002-80070 and your EDGAR filing is tagged with file number 333-44497. It appears, however, that you should be using 000-20827 which is the file number associated with your Form 8-A filed on June 6, 1996.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Critical Accounting Policies, page 12

2. Please revise your critical accounting policies disclosures to include sensitivity analysis or other quantitative information. You should also address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. For additional guidance, refer to Item 303 of Regulation S-K as well as section five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Liquidity, page 23

3. You indicate that the Bank has unsecured lines of credit at correspondent banks to purchase federal funds up to a maximum of $46,000,000 and that the Bank maintains lines of credit at unaffiliated institutions in the maximum amount of $81,643,000. Disclose with whom you have these lines of credit and whether amounts are outstanding under the lines of credit.

4. In future filings please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note your discussion in the third full paragraph on page 11 regarding the potential effects of lower levels of economic activity such as those experienced in the second half of 2008. We also note your indication on page 13 that your increases in processing fee revenue were caused mainly by your Utility Information Services, which added a significant amount of new business.

Discuss how these trends may impact your plans to expand, your available liquidity, or any other factors. Please provide similar additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and

- Material opportunities, challenges, and

- Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

5. You mention on page 24 that management anticipates that cash and cash equivalents, maturing investments, cash from operations, and borrowing lines will continue to be sufficient to fund the Company's operations and capital expenditures in 2009. Disclose the amount of your anticipated capital expenditures and what you anticipate this amount will be spent on.

Commitments, Contractual Obligations and Off-Balance Sheet Arrangements, page 24

6. We note your indication that your table on page 25 includes principal payments only. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table or your footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements, such as the amount of interest due. See Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 19, 2003, available at www.sec.gov.

Consolidated Balance Sheets, page 28

7. Please explain to us and disclose how you account for the obligations related to the payment services that you perform for your customers on your consolidated financial statements. Reference is made to the payments in excess of funding and accounts and draft payable accounts. Please explain the nature and purpose of these accounts. Journal entries would facilitate our review of your payment services accounting. Please be detailed in your response citing the relevant accounting literature used to support your accounting. Please ensure your response addresses how you account for the invoice payment services on your consolidated statements of income, balance sheets and cash flows. Furthermore,

please explain why the payments in excess of funding account increased for the year ended December 31, 2008 and advise us how you assess amounts past due from customers related to these transactions.

Note 1 – Summary of Significant Accounting Policies, page 32

8. Please explain to us and disclose how you account for loan origination fees. Refer to paragraph 5 of SFAS no. 91.

9. We note your disclosure on page 33 that subsequent to foreclosure, declines and increases in the fair value of other real estate are recorded through a valuation allowance. Please tell us your basis in GAAP for using a valuation allowance and what consideration was given to FSP no. FAS 144-1. Advise us of the changes recognized in each of the periods presented.

Note 18 – Industry Segment Information, page 49

10. Please advise how you allocate your segment interest from customers and total assets to the two reportable segments. In this regard, we note total assets allocated to the banking services segment is less than the outstanding loan portfolio as of December 31, 2008. In addition, please revise your disclosure to clarify the transactions under which Information Services provides loans and receives interest from customers. Show us what your disclosure will look like revised.

Exhibits 31.1 and 31.2

11. Please delete the title of the officer from the first sentence of each certification. The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. Please confirm that the inclusion of the title in the first line of each certification was not intended to limit the capacity in which such individuals provided the certification in your Form 10-K for the year ended December 31, 2008.

Signatures

12. We note that you have provided the signatures of Messrs. Brunngraber and Appelbaum on behalf of the Company and in their capacities as members of the Board of Directors, however, you are also required to provide their signatures in their respective capacities as principal executive officer, principal financial officer and principal accounting officer. Please confirm that Messrs. Brunngraber and Appelbaum executed this Form 10-K in those capacities and that, in future filings, you will ensure that these titles are included below their names where they execute the Form 10-K in such capacities, in addition to the signatures they provide on behalf of the Company and as directors. In doing so, please conform

the paragraph that precedes such signatures to the language provided in Form 10-K so that it reads "In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated." Refer to General Instruction D.(2)(a) to Form 10-K.

Definitive Proxy Statement on Schedule 14A

Compensation Processes and Procedures, page 7

13. We note that your disclosure regarding the role of your Chief Executive Officer in making compensation determinations appears inconsistent. For example, the third full paragraph on page seven states that "all significant matters regarding compensation for executives are independently considered and decided by the Compensation Committee." In contrast, the first full paragraph on page 11 indicates that the CEO submits executive officer compensation recommendations to the Compensation Committee for their approval, and the first full paragraph on page 13 states that the "Committee relies heavily on the recommendations of the CEO when determining incentive stock compensation awards for all other executive officers." Please revise your disclosure, as appropriate, to clearly describe the role of your Chief Executive Officer in determining executive compensation. Refer to Item 402(b)(2)(xv) of Regulation S-K.

Compensation Discussion and Analysis, page 10

14. We note your indication in the fifth full paragraph on page 10 that your Compensation Committee does not engage in benchmarking, but this is contrasted by your statement in the same paragraph that the Committee compares compensation components of executive officers with data on similar positions at companies with which you compete for talent. In light of your Compensation Committee's review of comparative companies' executive compensation, please expand your disclosure to describe the components of the Business and Professional Services, Financial Services and Payment Processing business segments data obtained from Towers Perrin. In your revised disclosure, please identify the component companies of each data segment or discuss why you believe such information is not material. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Profit Sharing Bonus, page 12

15. Please revise to discuss how the return on average equity for the period is calculated, as defined in the plan and for purposes of determining whether profit sharing funds are available to the CEO.

Executive Officers, page 17

16. Please revise your disclosure on page 17 regarding Robert J. Mathias to specify his principal occupation during the past five years. For example, we note your statement that Mr. Mathias served as a Senior Banker at LaSalle Bank prior to becoming President of Cass Commercial Bank in February 2008, but you do not provide the time period during which he held such position. Refer to Item 401(e) of Regulation S-K.

Form 10-Qs for the Quarterly Periods Ended March 31, 2009 and June 30, 2009

Item 4. Controls and Procedures

17. We note your conclusion that your disclosure controls and procedures were effective "at the reasonable assurance level to ensure that the company is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods." In future filings, please revise your determination to refer to all of the specific elements of the definition of disclosure controls and procedures set forth in Exchange Act Rule 13a-15(e), as your disclosure currently only addresses part of the elements of the definition. Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective. See Exchange Act Rule 13a-15(e).

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or in his absence, Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. You may contact Chris Chase, Attorney-Advisor, at (202) 551-3485 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 if you have questions regarding the comments issued. Please contact me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director